82-5763

RECEIVED

2004 JUL -2 A 9:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04035200

Consolidated Financial Statements of

EVEROCK INC.

Second Quarter Ended March 31, 2004

(Unaudited – See Notes to Financial Statements)

SUPPL

dlw 7/6

PROCESSED

JUL 06 2004

THOMSON
FINANCIAL

EVEROCK INC.

Consolidated Balance Sheets
(Unaudited – See Notes to Financial Statements)
March 31, 2004

ASSETS

	March 31, 2004 (Unaudited)	September 30, 2003 (Audited)
CURRENT		
Cash in bank	$ 2,479	$ 5,199
Accounts receivable	100	100
	2,579	5,299
OTHER		
Mineral resource properties	336,579	336579
	336,579	336,579
	$ 339,158	$ 341,878

LIABILITIES

CURRENT		
Accounts payable and accrued liabilities	$ 44,035	$ 37,035
	44,035	37,035
LONG TERM		
Advances from shareholder	49,117	49,117
Balance of purchase price payable	150,000	150,000
	243,152	236,152

SHAREHOLDERS EQUITY

SHARE CAPITAL (Note 3)	492,466	492,466
DEFICIT (Page 3)	(396,460)	(386,740)
	96,006	105,726
	$ 339,158	$ 341,878

EVEROCK INC.

Consolidated Statements of Operations and Deficit
6 Months ended March 31, 2004 and 2003
(Unaudited – see Notes to Financial Statements)

	2004 Unaudited		2003 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
Operating Expenses				
Write off of goodwill	-	-	-	75,000
Write off of mining interests	-	-	-	20,000
Consulting fees	-	-	25,000	45,000
Shareholder information	7,000	7,000	-	5,620
Legal and audit	1,200	1,200	2,000	2,000
Office, general and administration	80	1,520	7,190	8,357
	8,280	9,720	34,190	155,977
Net (loss) for the period	$ (8,280)	$ (9,720)	$ (34,190)	$ (155,977)
(Deficit), Beginning of Period	(388,180)	386,740)	(337,112)	(215,325)
(Deficit), End of Period	(396,460)	(396,460)	(371,302)	(371,302)
Net Income (Loss) per share	$ (0.00)	$ (0.00)	$ 0.00	$ (0.00)

EVEROCK INC

Consolidated Statements of Cash Flows
6 Months ended March 31, 2004 and 2003
(Unaudited – See Notes to Financial Statements)

	2004 Unaudited		2003 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net (loss) for the period	$ (8,280)	$ (9,720)	$ (34,190)	$ (34,190)
Add: items not affecting cash flows:				
Write off of mining interests	-	-		20,000
Write off of goodwill	-	-	-	75,000
	(8,280)	(9,720)	(34,190)	(60,977)
Changes in non-cash operating capital	6,500	7,000	30,709	30,210
	(1,780)	(2,720)	(3,481)	(28,767)
Investing Activities				
(Additions) to capital assets	-	-	-	(1,891)
(Additions) to mining interests	-	-	-	(10,188)
	-	-	-	(14,079)
Financing Activities				
Advances from shareholders		-	8,000	30,500
Issuance f common shares	-	-	-	17,865
	-	-	8,000	47,365
INCREASE IN CASH	(1.780)	(2,720)	4,519	4,519
CASH, BEGINNING OF PERIOD	4,259	5,199	-	-
CASH, END OF PERIOD	$ 2,479	$ 2,479	$ 4,519	$ 4,519

EVEROCK INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003
(Unaudited)

1. Summary of Significant Accounting Policies:

The accompanying accounting policies and methods followed in preparing these financial statements are those used by Everock Explorations Inc. (the "Company") as set out in the September 30, 2003 audited financial statements. However, the unaudited financial statements for the six months ended March 31, 2004 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Company's September 30, 2003 audited financial statements.

The enclosed unaudited financial statements for the six months ended March 31 2003 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended March 31, 2003 is not indicative of the results that may be expected for the full year ended September 30, 2004.
Significant transactions

2. Significant Events and Transaction:

(a) Acquisition of Cali-Gem Resources Inc. and Axelblade Resources Inc.

On November 19, 2002, the Company acquired a 100% interest in Cali-Gem Resources Inc. ("Cali-Gem") and Axelblade Resources Inc. ("Axelblade"). The acquisition was accounted for as a reverse take-over as the original shareholders of Cali-Gem retain a voting control of the Company after the acquisition. The acquisition is being recorded using the purchase method and accordingly net assets of Cali-Gem are being recorded at their fair market value as follows:

Mineral resource properties	$ 184,474
Capital assets	3,891
	188,365
Current liabilities	(500)
Purchase price	$ 187,865

Everock Inc. acquired (i) interest in five Kapeskasing mineral properties and (ii) an option, which has been partially exercised, on a 15% interests in the Leek Springs California prospecting syndicate ("Leek Springs Interests")

3. Share Capital:

a) Authorized- An unlimited number of Common shares

b) Issued:	Number	$
Common shares		
Balance: September 30, 2002	44,160,000	304,600
Effects of consolidation on the basis of 1 for 9.5 shares	4,648,421	304,600
Shares cancelled	(263,632)	-
Issued for 100% of common shares of Cali-Gem Resources Inc. and Axelblade Resouurces Inc.	18,786,578	187,865
Balance: September 30, 2003 and March 31, 2004	23,171,367	$ 492,465

4. Income taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historic taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or losses arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation will be adjusted in the period that is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, please refer to the September 30, 2003 audited financial statements. The benefit of these losses and the loss for the period ended have not been recognized in these financial statements.

At March 31, 2004, the Company's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.